UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

(Full title of the plan)

CONEXANT SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

4311 JAMBOREE ROAD
NEWPORT BEACH, CA 92660

(Address of principal executive office)

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

Index

INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS:
Statements of net assets available for benefits as of December 31, 2002, December 31, 2001 and September 30, 2001	4
Statements of changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001	5
Notes to financial statements	6
SUPPLEMENTAL SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2002 and 2001	14
(Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)
Signatures	16

INDEPENDENT AUDITORS’ REPORT

Conexant Systems, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2002, December 31, 2001 and September 30, 2001 and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, December 31, 2001 and September 30, 2001 and the changes in net assets available for benefits for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 and 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Costa Mesa, California

June 16, 2003

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002, DECEMBER 31, 2001,
AND SEPTEMBER 30, 2001

	December 31,	December 31,	September 30,
	2002	2001	2001
ASSETS:
Investments—at fair value (Note 3):
Conexant common stock funds	$11,094,422	$44,279,618	$23,332,662
Skyworks common stock fund	10,746,564
Shares of mutual funds	48,581,681	48,525,973	39,342,561
Interest in collective trusts	6,443,131	4,544,474	4,129,383
Participant loans receivable	1,044,003	1,662,681	1,592,088

Total investments	77,909,801	99,012,746	68,396,694

Contributions receivable:
Employer		19,891
Participant		46,059
Other	2,345	584,985	47,664

Total contributions receivable	2,345	650,935	47,664

Cash	435,650	411,943	254,652

Total assets	78,347,796	100,075,624	68,699,010

LIABILITIES:
Payable for excess contributions		20,041	20,041
Other liabilities	1,043	12,195	37,086

Total liabilities	1,043	32,236	57,127

NET ASSETS AVAILABLE FOR BENEFITS	$78,346,753	$100,043,388	$68,641,883

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001
AND FOR THE QUARTER ENDED DECEMBER 31, 2001

	December 31,	December 31,	September 30,
	2002	2001	2001
ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(44,603,298)	$22,501,657	$(55,383,331)
Net investment gain in collective trust	274,187	61,953	188,706
Interest and dividends	855,824	356,080	1,645,891

Total investment (loss) income	(43,473,287)	22,919,690	(53,548,734)

Contributions:
Participant	19,919,668	6,694,173	28,313,683
Employer	8,349,214	2,857,399	15,431,393
Rollover	718,315	343,583	4,388,228
Transfer of funds to Fidelity			868

Total contributions	28,987,197	9,895,155	48,134,172

Total (reductions) additions—net	(14,486,090)	32,814,845	(5,414,562)

DEDUCTIONS:
Benefits paid and other distributions to participants	(7,011,328)	(1,371,342)	(3,227,960)
Administrative fees and other deductions	(199,217)	(41,998)	(166,959)

Total deductions	(7,210,545)	(1,413,340)	(3,394,919)

NET (DECREASE) INCREASE	(21,696,635)	31,401,505	(8,809,481)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	100,043,388	68,641,883	77,451,364

NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$78,346,753	$100,043,388	$68,641,883

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2001
AND FOR THE QUARTER ENDED DECEMBER 31, 2001

1.	DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On January 7, 2002, the Board of Director’s of Conexant Systems, Inc. approved a resolution to change the plan year-end to December 31, effective with the Plan beginning in October 1, 2001.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2002, the Plan had 3,873 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the “Trust”) and Fidelity. All of the Plan’s assets and the assets of the Conexant Systems, Inc. Hourly Employees’ Savings Plan are kept in the Trust. As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan owned 97%, 96% and 95%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plans based on specific identification. Net investment income, gains and losses and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Effective October 1999, the Plan was amended to provide for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, an interest in collective trusts, the Conexant Stock Fund and the Skyworks Stock Fund as investment options for participants. The Company matches 100% up to the first 4% of employee compensation contributed to the Plan. The Company may also, at its discretion, make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company’s overall financial performance. All Company contributions are directed to the Conexant Stock Fund A (not participant directed).

Effective January 1, 2002, the Plan was amended to modify the Company-matching contribution from a fixed percentage to be determined from time to time by the Employee Benefit Plan Committee, in its sole discretion, and to remove the additional Company variable-matching contribution. The Plan was also amended to add a Company discretionary profit-sharing contribution, to be determined by the

Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the plan year on a pro-rata basis based on each participant’s compensation.

The amount allocated in each calendar year to any participant cannot exceed the lesser of $40,000 or 100% of the participant’s total compensation for the plan year ended December 31, 2002. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant’s pre-tax and post-tax contributions. No discretionary profit-sharing match was provided during the years ended December 31, 2002 and September 30, 2001 or for the quarter ended December 31, 2001.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants.

Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds (including Conexant Stock Fund B) which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. For participants still employed with the Company, all subsequent Company-matching contributions and Company profit-sharing contributions, if any, will continue to be in Conexant common stock and will continue to be directed into Conexant Stock Fund A.

Investment Options—As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan offered investment options in the following funds (percentages are approximate, and descriptions are based on the information extracted from the related prospectus):

Conexant Stock Fund B—Conexant Systems, Inc. common stock, cash and the proceeds and income on such cash and common stock.

Skyworks Stock Fund (Fund added during fiscal year 2002)—Skyworks common stock, cash and the proceeds and income on such cash and common stock.

Oakmark Select I (Fund added during fiscal year 2002)—The fund invests primarily in domestic-equity securities. It may invest up to 25% of assets in securities of non-U.S. issuers, including foreign government obligations and foreign equity and debt securities traded over-the-counter (“OTC”) or on foreign exchanges; it may invest no more than 5% in securities of issuers in emerging markets.

Baron Growth (Fund added during fiscal year 2002)—The fund invests primarily in common stocks but may also invest in other equity-type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. It invests primarily in small sized companies with market values less than $1,500,000,000.

Fidelity Low Price Stock Fund (Fund added during fiscal year 2002)—Normally investing at least 80% of assets in low-priced stocks (those priced at or less than $35 per share), which can lead to investments in small and medium-sized companies.

Franklin Small-Cap Growth Fund-A (Fund removed during fiscal year end 2001)—Primarily invests in equity securities with market capitalizations of less than $1,500,000,000 at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

Franklin Small Mid-Cap Growth Fund-A (fund added during fiscal year 2001)—Normally invests at least 80% of its net assets in equity securities of small capitalization companies and in the equity securities of mid-capitalization companies. The fund may invest a very small portion of its assets in private or illiquid securities, such as late-stage venture capital financings.

Fidelity Fund—Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

Fidelity Growth Company Fund—Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

Fidelity OTC Portfolio Fund—Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the OTC market, which has more small and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

Fidelity Equity-Income Fund—Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

Fidelity Emerging Markets Fund—Primary investment focus is stock of companies in emerging markets, with emphasis on countries with a relatively low Gross National Product compared to the world’s major economies, but with potential for rapid growth.

Fidelity Diversified International Fund—Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

Fidelity Dividend Growth Fund—Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

Fidelity Mid-Cap Stock Fund—Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poor’s MidCap 400 (approximate capitalization of $110,000,000 to $5,000,000,000).

Fidelity Freedom Income Fund—20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

Fidelity Freedom 2000 Fund—25% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2010 Fund—45% in Fidelity stock mutual funds, 46% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2020 Fund—69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2030 Fund—82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

Fidelity Freedom 2040 Fund (Fund added during fiscal year 2002)—Invests in a combination of Fidelity equity, fixed-income and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy.

Fidelity U.S. Bond Index Fund—Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

Spartan U.S. Equity Index Fund—Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

Fidelity Managed Income Portfolio (Stable Value) Fund—Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

Vesting—Participant elective deferral contributions and Company contributions are fully vested at all times.

Payment of Benefits—Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan, in any of the Plan’s investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

Forfeited Accounts—At December 31, 2002, September 30, 2001 and December 31, 2001, there were no forfeited nonvested accounts. These accounts would be used to reduce employer contributions. During the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001, employer contributions were not reduced by any forfeited nonvested accounts.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (5.75% at December 31, 2002). As of December 31, 2002 there were delinquent participant loans of $26,813. There were no delinquent participant loans as of September 30, 2001 or December 31, 2001.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and changes in those net assets.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those instruments at fair value. As of December 31, 2002, September 30, 2001 and December 31, 2001, the Plan had no derivative financial instruments.

3.	INVESTMENTS

The following is a summary of investments held as of:

	December 31,		December 31,		September 30,
	2002		2001		2001

	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Conexant Stock Fund A	$15,660,751	$7,316,010	$13,908,084	$26,570,472	$30,147,764	$13,715,921
Conexant Stock Fund B	11,015,998	3,778,412	11,033,319	17,709,146	26,577,356	9,616,741
Skyworks Stock Fund	38,306,149	10,746,564
Oakmark Select I	401,571	377,484
Baron Growth	394,156	361,077
Fidelity Low Price Stock Fund	467,198	427,867
Franklin Small-Mid Cap Growth A	1,656,792	1,113,780	1,422,763	1,212,989	1,277,628	838,656
Fidelity Fund	586,549	449,566	534,377	481,539	451,161	354,452
Fidelity Growth Company	3,354,567	2,175,989	2,904,714	2,425,901	2,617,309	1,699,532
Fidelity OTC Portfolio	998,651	661,081	935,577	717,454	861,782	487,675
Fidelity Equity Income	4,471,013	3,526,004	3,773,480	3,507,378	3,460,869	2,971,055
Fidelity Emerging Markets	1,087,272	905,593	949,154	832,129	892,524	605,091
Fidelity Diversified International	3,528,674	2,934,394	3,154,536	2,812,109	2,976,229	2,392,508
Fidelity Dividend Growth	11,702,056	9,296,672	10,242,052	9,937,181	9,348,623	8,075,815
Fidelity Mid-Cap Stock	8,371,315	6,207,119	7,452,769	7,235,459	6,829,644	5,391,021
Fidelity Freedom Income	538,441	520,372	446,144	439,981	378,335	365,563
Fidelity Freedom 2000	569,625	524,349	534,622	504,728	498,781	460,632
Fidelity Freedom 2010	2,152,610	1,834,701	2,041,836	1,862,754	1,959,205	1,693,091
Fidelity Freedom 2020	3,484,260	2,674,157	3,371,770	2,905,966	3,130,465	2,453,114
Fidelity Freedom 2030	2,891,548	2,125,723	2,941,904	2,507,027	2,730,869	2,070,047
Fidelity Freedom 2040	11,806	11,512
Fidelity U.S. Bond Index	5,254,378	5,469,399	3,424,942	3,482,005	3,069,728	3,185,620
Spartan U.S. Equity Index	9,682,007	6,984,842	8,677,770	7,661,373	8,015,076	6,298,689
Fidelity Managed Income Portfolio (stable value)	6,443,131	6,443,131	4,544,474	4,544,474	4,129,383	4,129,383
Participant loans receivable (bearing interest from 5.75% to 10.50%)	1,044,003	1,044,003	1,662,681	1,662,681	1,592,088	1,592,088

	$134,074,521	$77,909,801	$83,956,968	$99,012,746	$110,944,819	$68,396,694

The following table presents investments that represent 5% or more of the Plan’s net assets at fair value as of:

	December 31,	December 31,	September 30,
	2002	2001	2001

Conexant Stock Fund A*	$7,316,010	$26,570,472	$13,715,921
Conexant Stock Fund B		17,709,146	9,616,741
Skyworks Stock Fund	10,746,564
Fidelity Dividend Growth	9,296,672	9,937,181	8,075,815
Fidelity Mid-Cap Stock	6,207,119	7,235,459	5,391,021
Fidelity U.S. Bond Index	5,469,399
Spartan U.S. Equity Index	6,984,842	7,661,373	6,298,689
Fidelity Managed Income Portfolio (stable value)	6,443,131		4,129,383

*	Nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) (depreciated) appreciated in value for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001 as follows:

	December 31,	December 31,	September 30,
	2002	2001	2001

Conexant Stock Fund A	$(26,730,735)	$10,358,353	$(25,039,701)
Conexant Stock Fund B	(10,805,775)	7,460,768	(19,402,789)
Skyworks Stock Fund	3,639,084
Mutual funds	(10,705,872)	4,682,536	(10,940,841)
Interest in collective trust	274,187	61,953	188,706

	$(44,329,111)	$22,563,610	$(55,194,625)

4.	INCOME TAXES

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,	December 31,	September 30,
	2002	2001	2001

Net assets:
Conexant Stock Fund A	$7,316,010	$26,570,472	$13,715,921

Changes in net assets:
Employer contributions	$8,349,214	$2,857,399	$15,431,393
Net (depreciation) appreciation in fair value of investments	(26,730,735)	10,358,353	(25,039,701)
Transfers to participant-directed investments			131
Benefits paid to participants	(872,941)	(361,201)	(703,712)

Net change	(19,254,462)	12,854,551	(10,311,889)
Conexant Stock Fund A—beginning of period	26,570,472	13,715,921	24,027,810

Conexant Stock Fund A—end of period	$7,316,010	$26,570,472	$13,715,921

7.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $199,217, $166,959 and $41,998 for the years ended December 31, 2002 and September 30, 2001 and for the quarter ended December 31, 2001, respectively.

At December 31, 2002, September 30, 2001 and December 31, 2001, the Plan held 5,680,479, 2,269,028 and 2,525,709 shares of common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of $26,676,749, $56,725,120 and $24,941,403, respectively. During the years ended December 31, 2002 and September 30, 2001 and the quarter ended December 30, 2001, the Plan recorded no dividend income.

******

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor or Similar	Rate of Interest, Collateral,		Current
	Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A	$15,660,751	$7,316,010
*	Fidelity Investments	Conexant Stock Fund B	11,015,998	3,778,412
*	Fidelity Investments	Skyworks Stock Fund	38,306,149	10,746,564
	Oakmark Funds	Oakmark Select I	401,571	377,484
	Baron Funds	Baron Growth	394,156	361,077
*	Fidelity Investments	Fidelity Low Price Stock Fund	467,198	427,867
	Franklin Resources, Inc.	Franklin Small-Mid Cap Growth A	1,656,792	1,113,780
*	Fidelity Investments	Fidelity Fund	586,549	449,566
*	Fidelity Investments	Fidelity Growth Company	3,354,567	2,175,989
*	Fidelity Investments	Fidelity OTC Portfolio	998,651	661,081
*	Fidelity Investments	Fidelity Equity Income	4,471,013	3,526,004
*	Fidelity Investments	Fidelity Emerging Markets	1,087,272	905,593
*	Fidelity Investments	Fidelity Diversified International	3,528,674	2,934,394
*	Fidelity Investments	Fidelity Dividend Growth	11,702,056	9,296,672
*	Fidelity Investments	Fidelity Mid-Cap Stock	8,371,315	6,207,119
*	Fidelity Investments	Fidelity Freedom Income	538,441	520,372
*	Fidelity Investments	Fidelity Freedom 2000	569,625	524,349
*	Fidelity Investments	Fidelity Freedom 2010	2,152,610	1,834,701
*	Fidelity Investments	Fidelity Freedom 2020	3,484,260	2,674,157
*	Fidelity Investments	Fidelity Freedom 2030	2,891,548	2,125,723
*	Fidelity Investments	Fidelity Freedom 2040	11,806	11,512
*	Fidelity Investments	Fidelity U.S. Bond Index	5,254,378	5,469,399
*	Fidelity Investments	Spartan U.S. Equity Index	9,682,007	6,984,842
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	6,443,131	6,443,131
		Participant loans receivable (interest rates ranging from 5.75% to 10.50%)	1,044,003	1,044,003

			$134,074,521	$77,909,801

* Identified as a party-in-interest to the Plan.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor or Similar	Rate of Interest, Collateral,		Current
	Party	Par or Maturity Value	Cost	Value
*	Fidelity Investments	Conexant Stock Fund A	$13,908,084	$26,570,472
*	Fidelity Investments	Conexant Stock Fund B	11,033,319	17,709,146
	Franklin Resources, Inc.	Franklin Small Mid-Cap Growth A	1,422,763	1,212,989
*	Fidelity Investments	Fidelity Fund	534,377	481,539
*	Fidelity Investments	Fidelity Growth Company	2,904,714	2,425,901
*	Fidelity Investments	Fidelity OTC Portfolio	935,577	717,454
*	Fidelity Investments	Fidelity Equity Income	3,773,480	3,507,378
*	Fidelity Investments	Fidelity Emerging Markets	949,154	832,129
*	Fidelity Investments	Fidelity Diversified International	3,154,536	2,812,109
*	Fidelity Investments	Fidelity Dividend Growth	10,242,052	9,937,181
*	Fidelity Investments	Fidelity Mid-Cap Stock	7,452,769	7,235,459
*	Fidelity Investments	Fidelity Freedom Income	446,144	439,981
*	Fidelity Investments	Fidelity Freedom 2000	534,622	504,728
*	Fidelity Investments	Fidelity Freedom 2010	2,041,836	1,862,754
*	Fidelity Investments	Fidelity Freedom 2020	3,371,770	2,905,966
*	Fidelity Investments	Fidelity Freedom 2030	2,941,904	2,507,027
*	Fidelity Investments	Fidelity U.S. Bond Index	3,424,942	3,482,005
*	Fidelity Investments	Spartan U.S. Equity Index	8,677,770	7,661,373
*	Fidelity Investments	Fidelity Managed Income Portfolio (stable value)	4,544,474	4,544,474
		Participant loans receivable (interest rates ranging from 5.75% to 10.50%)	1,662,681	1,662,681

			$83,956,968	$99,012,746

* Identified as a party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN

Date: June 24, 2003	By:	/s/ Balakrishnan S. Iyer

Balakrishnan S. Iyer Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Plan Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Independent Auditors’ Consent
99	Certification pursuant to 18 U.S.C. Section 1350